SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

(Amendment No. 7)*

FIRSTBANK CORPORATION
(Name of Issuer)

FIRSTBANK CORPORATION COMMON STOCK
(Title of Class of Securities)

337-61G-104
(CUSIP Number)

DECEMBER 31, 2001 - CALENDAR YEAR END
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]     Rule 13d-1(b)
[    ]     Rule 13d-1(c)
[    ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 337-61G-104	13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) FIRSTBANK CORPORATION 38-2633910
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	82,968

	6.	SHARED VOTING POWER	330,091

	7.	SOLE DISPOSITIVE POWER	82,968

	8.	SHARED DISPOSITIVE POWER	330,091

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	413,059
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 [Rounded to nearest tenth]	8.1%
12.	TYPE OF REPORTING PERSON*	HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 337-61G-104	13G	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) FIRSTBANK - ALMA 38-2633911
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	82,968

	6.	SHARED VOTING POWER	330,091

	7.	SOLE DISPOSITIVE POWER	82,968

	8.	SHARED DISPOSITIVE POWER	330,091

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	413,059
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 [Rounded to nearest tenth]	8.1%
12.	TYPE OF REPORTING PERSON*	BK

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1 (a)	Name of Issuer: Firstbank Corporation

Item 1 (b)	Address of Issuer's Principal Executive Offices: 311 Woodworth Avenue Alma, Michigan 48801

Item 2 (a)	Name of Persons Filing: Firstbank Corporation Firstbank - Alma

Item 2 (b)	Address of Principal Business Office: Firstbank Corporation 311 Woodworth Avenue Alma, Michigan 48801 Firstbank - Alma 311 Woodworth Avenue Alma, Michigan 48801

Item 2 (c)	Citizenship: Firstbank Corporation is a Michigan business corporation. Firstbank - Alma is a Michigan banking corporation.

Item 2 (d)	Title of Class of Securities: Common Stock

Item 2 (e)	CUSIP Number: 337-61G-104

Item 3	If This Statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)/_/	Broker or dealer registered under Section 15 of the Act.

(b)/_/	Bank as defined in Section 3(a)(6) of the Act.

(c)/_/	Insurance Company as defined in Section 3(a)(19) of the Act.

(d)/_/	Investment Company registered under Section 8 of the Investment Company Act.

(e)/_/	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)/_/	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)/_/	Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(ii)(G); (Note: See Item 7).

(h)/_/	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)/_/	Church plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act.

(j)/X/	Group, in accordance with Rule 13d-1(b)(l)(ii)(J).

Item 4	Ownership:

Firstbank Corporation:

(a)	Amount beneficially owned:	413,059

(b)	Percent of class:	8.1%

(c)	Number of shares to which such person has:

(i)	Sole power to vote or to direct the vote:	82,968

(ii)	Shared power to vote or to direct the vote:	330,091

(iii)	Sole power to dispose or to direct the disposition of:	82,968

(iv)	Shared power to dispose or to direct the disposition of:	330,091

Shares beneficially owned by Firstbank Corporation include only shares owned by its subsidiary, Firstbank - Alma.

Firstbank - Alma:

(a)	Amount beneficially owned:	413,059

(b)	Percent of class:	8.1%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	82,968

(ii)	shared power to vote or to direct the vote:	330,091

(iii)	sole power to dispose or to direct the disposition of:	82,968

(iv)	shared power to dispose or to direct the disposition of	330,091

The filing of this schedule shall not be construed as an admission or evidence that the person filing is, for any purposes, including the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this schedule.

Item 5	Ownership of Five Percent or Less of a Class: Not applicable.

Item 6

Ownership of More than Five Percent on Behalf of Another Person:

The securities covered by this schedule are held in trust and other fiduciary capacities by Firstbank - Alma. The right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities is held by various trusts, grantors, beneficiaries and customers, none of whom has such right or power with respect to more than five percent of the class of such securities.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not applicable.

Item 8	Identification and Classification of Members of the Group: See attached Exhibit 1.

Item 9	Notice of Dissolution of Group: Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

          Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2002	FIRSTBANK - ALMA By /s/ James E. Wheeler, II James E. Wheeler, II President and Chief Executive Officer

FIRSTBANK CORPORATION By /s/ Samuel G. Stone Samuel G. Stone Vice President and Chief Financial Officer, Secretary and Treasurer

Exhibit 1

Identification of Subsidiary	Item 3 Classification

Firstbank Corporation	Parent Holding Company, in accordance with Rule 13d-1 (b)(ii)(G)

Firstbank - Alma	Bank, as defined in Section 3(a)(6) of the Act